MEIFX

Meridian Equity Income Fund

Top 10 Holdings

as of 03/31/2013

Holding

Market Value

Percentage

of Portfolio

Flowers Foods, Inc. $ 839,970 3.0%

Leggett & Platt, Inc. 771,029 2.7%

Walgreen Co. 734,272 2.6%

RPM International, Inc. 694,760 2.5%

BlackRock, Inc. 693,576 2.5%

Kimberly-Clark Corp. 690,759 2.4%

Eaton Corp. Plc (Ireland) 657,825 2.3%

Johnson & Johnson 642,864 2.3%

Baxter International, Inc. 624,704 2.2%

Innophos Holdings, Inc. 621,984 2.2%

Net Assets $ 28,200,102

© 2000-2010 Meridian Fund, Inc. All rights reserved.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy

Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

MEIFX

Meridian Equity Income Fund

Top 10 Sectors

as of 03/31/2013

Sector Market Value Pct. Assets

Chemicals—Specialty $ 1,316,744 4.7%

Retail 1,057,356 3.7%

REITs—Specialized 1,045,738 3.7%

Restaurants 1,038,810 3.7%

Semiconductors 1,001,731 3.6%

Software & Services 990,659 3.5%

Energy 980,414 3.5%

Food 839,970 3.0%

Household—Home Furnishings 771,029 2.7%

Retail—Drug Store 734,272 2.6%

Net Assets $ 28,200,102

© 2000-2010 Meridian Fund, Inc. All rights reserved.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy

Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

MERDX

Meridian Growth Fund

Top 10 Holdings

as of 03/31/2013

Holding

Market Value

Percentage

of Portfolio

Brown & Brown, Inc. $ 71,449,200 3.3%

Trimble Navigation, Ltd. 64,593,760 3.0%

SBA Communications Corp. Class A 64,529,920 3.0%

Affiliated Managers Group, Inc. 54,978,060 2.5%

AMETEK, Inc. 54,416,800 2.5%

Mattel, Inc. 53,607,937 2.5%

East West Bancorp, Inc. 52,153,739 2.4%

PetSmart, Inc. 49,333,172 2.3%

Mohawk Industries, Inc. 48,143,872 2.2%

Bank of Hawaii Corp. 48,015,450 2.2%

Net Assets $ 2,167,911,226

© 2000-2010 Meridian Fund, Inc. All rights reserved.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy

Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

MERDX

Meridian Growth Fund

Top 10 Sectors

as of 03/31/2013

Sector Market Value Pct. Assets

Retail $ 299,190,694 13.8%

Energy 158,402,303 7.3%

Tech—Software 157,350,859 7.3%

Technology 149,675,405 6.9%

Banking—Commercial 100,169,189 4.6%

Brokerage & Money Management 92,344,220 4.3%

Health Care Technology 77,158,200 3.6%

Health Care Products 76,188,680 3.5%

Insurance Brokers 71,449,200 3.3%

Cellular Communications 64,529,920 3.0%

Net Assets $ 2,167,911,226

© 2000-2010 Meridian Fund, Inc. All rights reserved.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy

Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

MVALX

Meridian Value Fund

Top 10 Holdings

as of 03/31/2013

Holding

Market Value

Percentage

of Portfolio

Broadridge Financial Solutions, Inc. $ 22,614,336 3.1%

LKQ Corp. 19,888,640 2.8%

Hawaiian Electric Industries, Inc. 19,379,681 2.7%

Flowserve Corp. 17,911,428 2.5%

Huron Consulting Group, Inc. 16,761,024 2.3%

Flowers Foods, Inc. 16,427,178 2.3%

Haemonetics Corp. 16,268,230 2.3%

Verint Systems, Inc. 15,446,030 2.2%

Arthur J Gallagher & Co. (Canada) 15,235,128 2.1%

Alexander & Baldwin, Inc. 14,700,400 2.0%

Net Assets $ 718,379,444

© 2000-2010 Meridian Fund, Inc. All rights reserved.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy

Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

MVALX

Meridian Value Fund

Top 10 Sectors

as of 03/31/2013

Sector Market Value Pct. Assets

Technology $ 65,172,964 9.1%

Industrial 48,037,568 6.7%

Diversified Financial Services 36,591,429 5.1%

Energy 28,206,811 3.9%

Leisure & Amusement 28,124,730 3.9%

Semiconductors 25,667,832 3.6%

Railroads 23,097,236 3.2%

Food 23,041,478 3.2%

Retail 22,962,882 3.2%

Health Care Products 21,459,682 3.0%

Net Assets $ 718,379,444

© 2000-2010 Meridian Fund, Inc. All rights reserved.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy

Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

MERIDIAN FUND, INC.

April 8, 2013

To Our Shareholders:

Stocks were strong during the quarter ended March 31, 2013, with most indexes reaching or approaching multi-year highs. For the quarter the S&P 500 gained 10.0%, the NASDAQ gained 8.2% and the Russell 2000, which includes smaller companies, gained 12.0%. This rally overcame mixed economic indicators and negative macro factors in the headlines, such as renewed European financial problems coming out of Cyprus and domestic issues such as sequestration. Support for equities came from the ongoing commitment to low interest rates and liquidity by the Federal Reserve, strength in home prices, resilient consumer spending and renewed interest in the equity markets from retail investors. Reflecting these mixed signals, the best performing sectors during the quarter were defensive in nature led by health care, consumer staples and utilities. Technology and basic materials were the worst performers. The yield on the ten-year Treasury bond ticked up modestly from 1.78% to 1.87% during the quarter as the economic outlook was essentially unchanged.

GDP grew at only 0.4% during the fourth quarter of 2012, a meaningful slowdown from 3.1% in the third quarter. The deceleration was driven primarily by downturns in private inventory investment and government spending, which reversed trends in the previous quarter, offset by an increase in non-residential fixed investment. Most economic analysts seemed to downplay this deceleration as the result of timing of government spending given the drama surrounding the fiscal cliff negotiations. Corporate profits are historically high, but growth appears to be slowing; expectations call for less than 1% earnings growth for S&P 500 companies for the first quarter of 2013. Slowing earnings growth presents a challenge for the equity markets, as we believe earnings growth is a more reliable catalyst for stock prices than other factors such as expansion of valuation multiples or merger activity.

We continue to follow our long established investment strategies and our stock selection discipline remains unchanged notwithstanding mixed signals from the economy and corporate profits. History clearly shows that long-term investment results are improved by buying good companies or mutual funds consistently over an extended period of time.

We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.

Jamie England William Tao Larry Cordisco Jim O’Connor

Meridian Equity Income Fund® (MEIFX)

The Meridian Equity Income Fund’s net asset value per share at March 31, 2013 was $12.15. This represents an increase of 12.3% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception January 31, 2005 were 61.9% and 6.1%, respectively. At the close of the quarter, total net assets were $28,200,102 and were invested 1.5% in cash and other assets net of liabilities and 98.5% in stocks. At the close of the quarter there were 432 shareholders in the Equity Income Fund.

The Fund continues to invest in companies that we believe have the potential for capital appreciation and the ability to grow dividends. The Fund is diversified, with 49 holdings representing 42 different industry groups. At the end of the quarter ended March 31, 2013, the portfolio’s average holding had a five-year average return on equity of 20.1% and an average dividend yield of 3.4%, both measures substantially higher than the average S&P 500 stock, with an average market capitalization of $36.2 billion and an average debt to capital ratio of 38.9%.

During the quarter we purchased shares of Campus Crest Communities, Chatham Lodging Trust, Compass Minerals International, Einstein Noah Restaurant Group, Innophos Holdings and Scotts Miracle-Gro Company. We sold our shares in Abbot Laboratories, Carnival, Diebold and Mine Safety Appliances.

Flower Foods, one of our larger holdings, makes fresh bread, snack cakes and pastries under the Nature’s Own, TastyKakes and Mrs. Freshley’s brands, among others. It is the second largest fresh bread company in the US and the largest in the Southeast. Competitive advantages include a low-cost manufacturing footprint of modernized bakeries and the industry’s most efficient delivery network. We believe that above industry average growth should continue as Flower expands its delivery network in the West, Northeast and Midwest. Growth, in our opinion, should be augmented by the recent purchase of several bakeries and brands at attractive prices from bankrupt rival Hostess Brands. The current dividend yield is 2.1% and we believe future dividend increases appear likely based on attractive earnings growth prospects, a payout of less than half of forward earnings and historical dividend per share growth at a 15% five year compound annual growth rate.

Meridian Growth Fund® (MERDX)

The Meridian Growth Fund’s net asset value per share at March 31, 2013 was $43.81. This represents an increase of 10.1% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception August 1, 1984 were 2,981.6% and 12.7%, respectively. At the close of the quarter, total net assets were $2,167,911,226 and were invested 5.9% in cash, cash equivalents and other assets net of liabilities and 94.1% in stocks. At the close of the quarter there were 81,756 shareholders in the Growth Fund.

We continue to follow the investment strategy that has served the Fund well for the past 28 years. Our portfolio remains diversified in mid-sized growth companies which in our opinion are predominantly market leaders, having strong returns on capital, solid growth prospects and that sell at reasonable valuations. The Fund is invested in 57 positions representing 30 industry groups along with Treasury Bills. Our heaviest areas of concentration continue to be the consumer and technology sectors.

During the quarter we purchased shares of Avago Technologies, FMC, Kirby, PerkinElmer and TIBCO Software. We sold our position in Family Dollar Stores.

Affiliated Managers Group, one of our largest holdings, is an asset management company that typically acquires a significant ownership in growing boutique investment firms while retaining key investment principals to continue managing the investment portfolios. Among many asset managers, the company is viewed as a preferred acquisition partner given its long term track record in growing acquired firms and providing an attractive incentive structure. Affiliated Managers has numerous growth drivers that, we believe, should enable it to grow faster than the industry including continued acquisition of new firms, further penetration into international markets, and expansion into new services such as wealth management. In our opinion the stock sells at a reasonable valuation given the company’s strong management team, financial returns and long-term growth prospects.

Meridian Value Fund® (MVALX)

The Meridian Value Fund’s net asset value per share at March 31, 2013 was $36.51. This represents an increase of 11.11% for the calendar year to date. The Fund’s total return and average annual compound rate of return since June 30, 1995 to date were 932.0% and 14.1%, respectively. The comparable period returns for the S&P 500 with dividends were 298.7% and 8.1%, respectively. At the close of the quarter, total net assets were $718,379,444 and were invested 7.0% in cash, cash equivalents and other assets net of liabilities and 93.0% in stocks. At the close of the quarter there were 29,651 shareholders in the Value Fund.

We continue to seek out-of-favor companies, typically having experienced an extended period of declining earnings. Often these companies have experienced outsized declines in their stock prices as the market reacts to these earnings declines. We research these companies to determine the factors behind the earnings decline and evaluate the company’s response. Ideal investment candidates are those that are poised to resume sustainable growth and that are trading at a reasonable valuation based on potential earnings. The Fund is invested in 56 positions, representing 34 industry groups along with Treasury Bills. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, industrials and transportation.

During the quarter we purchased shares of AptarGroup, Compass Minerals International, FLIR Systems, Hospira, Humana, Innophos Holdings, Masimo, Scotts Miracle-Gro and Wolverine World Wide. We sold our positions in Carnival, Cintas, Costco Wholesale and International Speedway.

Huron Consulting, one of our larger holdings, is a leading provider of consulting services to the healthcare, higher education and legal markets. The company advises hospitals and universities on ways to cut costs, gain efficiencies and improve outcomes. Legal consulting helps companies reduce their outside legal costs. New management led Huron back from a sizable earnings restatement in 2009 with limited consultant turnover and its reputation intact. The company’s healthcare practice benefits from the need for hospitals to become more efficient due to lower reimbursement rates, sluggish patient volumes and less high margin elective procedures. Hospitals will also need external advice in adapting to the changes enacted under the Affordable Care Act, including the shift from a fee-for-services payment model to pay-for-performance. We believe the company is a compelling value at 11x our $3.70 estimate of earnings power.

Miscellaneous

You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings and other information regarding the Meridian Funds.

The Meridian Funds are no-load and there are no transaction fees or commissions charged when you purchase shares directly through our transfer agent, BNY Mellon Investment Servicing (U.S.), Inc. This is a very cost-effective way to purchase shares of the Meridian Funds if you do not need the services of a broker-dealer or if you make multiple purchases.

The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of March 31, 2013 and are subject to change without notice.

Meridian Equity Income Fund

Summary of Portfolio Holdings

March 31, 2013 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Chemicals-Specialty 4.7% $ 1,316,744

Retail 3.7 1,057,356

REITs-Specialized 3.7 1,045,738

Restaurants 3.7 1,038,810

Semiconductors 3.6 1,001,731

Software & Services 3.5 990,659

Energy 3.5 980,414

Food 3.0 839,970

Household-Home Furnishings 2.7 771,029

Retail-Drug Store 2.6 734,272

Asset Management & Custody Banks 2.5 693,576

Consumer Products-Household 2.5 690,759

Industrial Machinery 2.3 657,825

Pharmaceuticals 2.3 642,864

Health Care Products 2.2 624,704

Distribution & Wholesale 2.2 607,230

Food Distributors 2.1 604,924

Electrical Components & Equipment 2.1 597,809

Air Freight & Logistics 2.1 585,408

Brewers 2.1 582,267

Basic Materials 2.0 575,970

Telecommunication Services-Integrated 2.0 575,299

Data Processing & Outsourced Services 2.0 575,148

Electronic Equipment Manufacturing 2.0 570,960

Media 2.0 566,248

Banking-Commercial 2.0 563,991

Soft Drinks 2.0 563,400

Banking-Regional Banks 2.0 562,770

Aerospace & Defense 2.0 559,816

Utilities 2.0 554,200

Tobacco 1.9 540,553

Consumer Products 1.9 536,176

Meridian Equity Income Fund

Summary of Portfolio Holdings (continued)

March 31, 2013 (Unaudited)

Industrial Conglomerates 1.9% $ 531,432

Packaging 1.9 530,838

Railroads 1.9 524,144

Diversified Operations 1.8 517,125

Diversified Financial Services 1.8 516,672

Oil & Gas-Storage & Transportation 1.8 504,300

Chemicals-Diversified 1.7 480,785

REITs-Hotel & Lodging 1.6 464,904

Insurance Brokers 1.6 463,234

Metals 1.6 439,845

Cash & Other Assets, Less Liabilities 1.5 418,203

100.0%	$ 28,200,102

Meridian Growth Fund

Summary of Portfolio Holdings

March 31, 2013 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Retail 13.8% $ 299,190,694

Energy 7.3 158,402,303

Tech-Software 7.3 157,350,859

Technology 6.9 149,675,405

Banking-Commercial 4.6 100,169,189

Brokerage & Money Management 4.3 92,344,220

Health Care Technology 3.6 77,158,200

Health Care Products 3.5 76,188,680

Insurance Brokers 3.3 71,449,200

Cellular Communications 3.0 64,529,920

Electronic Equipment Manufacturing 2.5 54,416,800

Industrial 2.5 54,325,624

Distribution & Wholesale 2.4 52,184,592

U.S. Government Obligations 2.3 49,995,139

Flooring & Carpets 2.2 48,143,872

Real Estate Management & Services 2.2 47,617,390

Health Care Information Services 2.2 47,375,000

Consumer Services 2.1 45,622,664

Building Products 2.1 44,944,500

Automotive Wholesale Services 2.0 42,976,000

Industrial Conglomerates 2.0 42,799,620

Trucking 1.9 40,129,824

Furniture & Fixtures 1.7 37,999,903

Environmental Facilities & Services 1.7 37,279,798

Pharmaceuticals 1.5 33,196,908

Transportation 1.5 32,640,000

Chemicals-Specialty 1.4 31,088,939

Leisure & Amusement 1.4 30,730,161

Air Freight & Logistics 1.2 26,853,920

Industrial Services 1.1 22,887,098

Restaurants 0.9 20,487,390

Cash & Other Assets, Less Liabilities 3.6 77,757,414

100.0%	$ 2,167,911,226

Meridian Value Fund

Summary of Portfolio Holdings

March 31, 2013 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Technology 9.1% $65,172,964

Industrial 6.7 48,037,568

Diversified Financial Services 5.1 36,591,429

Energy 3.9 28,206,811

Leisure & Amusement 3.9 28,124,730

Semiconductors 3.6 25,667,832

Railroads 3.2 23,097,236

Food 3.2 23,041,478

Retail 3.2 22,962,882

Health Care Products 3.0 21,459,682

Apparel 2.9 20,747,608

Automotive Wholesale Services 2.8 19,888,640

Utilities 2.7 19,379,681

Industrial Services 2.5 18,219,320

Consulting Services 2.3 16,761,024

Aerospace & Defense 2.1 15,314,168

Insurance 2.1 15,235,128

U.S. Government Obligations 2.1 14,998,005

Real Estate 2.0 14,700,400

Office Services & Supplies 2.0 14,464,860

Health Care Services 1.9 13,746,370

Agriculture 1.9 13,383,321

Metals 1.8 12,734,560

Diversified Operations 1.7 12,204,150

Household Appliances 1.7 12,128,496

Storage 1.7 12,048,642

Transportation 1.7 12,007,260

Banking-Commercial 1.7 11,902,884

Basic Materials 1.7 11,835,000

Tech-Software 1.5 10,607,520

Home Improvement Retail 1.5 10,471,180

Pharmaceuticals 1.4 10,327,824

Meridian Value Fund

Summary of Portfolio Holdings (continued)

March 31, 2013 (Unaudited)

Industrial Conglomerates 1.3% $ 9,321,840

Restaurants 1.2 8,704,622

Packaging 1.1 8,206,785

Chemicals-Specialty 1.0 7,458,352

Air Freight & Logistics 1.0 7,153,120

Consumer Products 0.9 6,723,820

Cash & Other Assets, Less Liabilities 4.9 35,342,252

100.0%	$ 718,379,444

Meridian Equity Income Fund
Schedule of Investments
March 31, 2013 (Unaudited)

	Shares	Value
COMMON STOCKS - 98.5%		
AEROSPACE & DEFENSE - 2.0%		
Lockheed Martin Corp.	5,800	$ 559,816
AIR FREIGHT & LOGISTICS - 2.1%		
United Parcel Service, Inc. Class B	6,815	585,408
ASSET MANAGEMENT & CUSTODY BANKS - 2.5%		
BlackRock, Inc.	2,700	693,576
BANKING-COMMERCIAL - 2.0%		
Bank of Hawaii Corp.	11,100	563,991
BANKING-REGIONAL BANKS - 2.0%		
Cullen/Frost Bankers, Inc.	9,000	562,770
BASIC MATERIALS - 2.0%		
Compass Minerals International, Inc.	7,300	575,970
BREWERS - 2.1%		
Molson Coors Brewing Co. Class B	11,900	582,267
CHEMICALS-DIVERSIFIED - 1.7%		
EI du Pont de Nemours & Co.	9,780	480,785
CHEMICALS-SPECIALTY - 4.7%		
Innophos Holdings, Inc.	11,400	621,984
RPM International, Inc.	22,000	694,760
		1,316,744
CONSUMER PRODUCTS - 1.9%		
Scotts Miracle-Gro Co. (The) Class A	12,400	536,176
CONSUMER PRODUCTS-HOUSEHOLD - 2.5%		
Kimberly-Clark Corp.	7,050	690,759
DATA PROCESSING & OUTSOURCED SERVICES - 2.0%		
Paychex, Inc.	16,400	575,148
DISTRIBUTION & WHOLESALE - 2.2%		
Genuine Parts Co.	7,785	$ 607,230
DIVERSIFIED FINANCIAL SERVICES - 1.8%		
Broadridge Financial Solutions, Inc.	20,800	516,672
DIVERSIFIED OPERATIONS - 1.8%		
Koninklijke Philips Electronics N.V. (Netherlands)	17,500	517,125
ELECTRICAL COMPONENTS & EQUIPMENT - 2.1%		
Emerson Electric Co.	10,700	597,809
ELECTRONIC EQUIPMENT MANUFACTURING - 2.0%		
Molex, Inc.	19,500	570,960
ENERGY - 3.5%		
Chevron Corp.	4,700	558,454
Enbridge Energy Partners LP	14,000	421,960
		980,414
FOOD - 3.0%		
Flowers Foods, Inc.	25,500	839,970
FOOD DISTRIBUTORS - 2.1%		
SYSCO Corp.	17,200	604,924
HEALTH CARE PRODUCTS - 2.2%		
Baxter International, Inc.	8,600	624,704
HOUSEHOLD-HOME FURNISHINGS - 2.7%		
Leggett & Platt, Inc.	22,825	771,029
INDUSTRIAL CONGLOMERATES - 1.9%		
Air Products & Chemicals, Inc.	6,100	531,432
INDUSTRIAL MACHINERY - 2.3%		
Eaton Corp. Plc (Ireland)	10,740	657,825

See accompanying notes to Schedule of Investments.

10

Meridian Equity Income Fund
Schedule of Investments (continued)

March 31, 2013 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INSURANCE BROKERS - 1.6%		
Marsh & McLennan Cos., Inc.	12,200	$ 463,234
MEDIA - 2.0%		
Meredith Corp.	14,800	566,248
METALS - 1.6%		
Newmont Mining Corp.	10,500	439,845
OIL & GAS-STORAGE & TRANSPORTATION - 1.8%		
Spectra Energy Corp.	16,400	504,300
PACKAGING - 1.9%		
Greif, Inc. Class A	9,900	530,838
PHARMACEUTICALS - 2.3%		
Johnson & Johnson	7,885	642,864
RAILROADS - 1.9%		
Norfolk Southern Corp.	6,800	524,144
REITS-HOTEL & LODGING - 1.6%		
Chatham Lodging Trust REIT	26,400	464,904
REITS-SPECIALIZED - 3.7%		
Campus Crest Communities, Inc. REIT	42,500	590,750
Digital Realty Trust, Inc. REIT	6,800	454,988
		1,045,738
RESTAURANTS - 3.7%		
Einstein Noah Restaurant Group, Inc.	36,000	533,880
McDonald's Corp.	5,065	504,930
		1,038,810
RETAIL - 3.7%		
Hasbro, Inc.	13,900	610,766
Cato Corp. (The) Class A	18,500	446,590
		1,057,356
RETAIL-DRUG STORE - 2.6%		
Walgreen Co.	15,400	$ 734,272
SEMICONDUCTORS - 3.6%		
Intel Corp.	18,100	395,485
Linear Technology Corp.	15,800	606,246
		1,001,731
SOFT DRINKS - 2.0%		
Dr Pepper Snapple Group, Inc.	12,000	563,400
SOFTWARE & SERVICES - 3.5%		
CA, Inc.	19,700	495,849
Microsoft Corp.	17,295	494,810
		990,659
TELECOMMUNICATION SERVICES-INTEGRATED - 2.0%		
AT&T, Inc.	15,680	575,299
TOBACCO - 1.9%		
Reynolds American, Inc.	12,150	540,553
UTILITIES - 2.0%		
Hawaiian Electric Industries, Inc.	20,000	554,200
TOTAL INVESTMENTS - 98.5% (Cost $22,844,515)		27,781,899
CASH AND OTHER ASSETS, LESS LIABILITIES - 1.5%		418,203
NET ASSETS - 100.0%		$ 28,200,102

REIT - Real Estate Investment Trust

See accompanying notes to Schedule of Investments.

11

Meridian Growth Fund
Schedule of Investments

March 31, 2013 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.1%		
AIR FREIGHT & LOGISTICS - 1.2%		
Expeditors International of Washington, Inc.	752,000	$ 26,853,920
AUTOMOTIVE WHOLESALE SERVICES - 2.0%		
LKQ Corp.*	1,975,000	42,976,000
BANKING-COMMERCIAL - 4.6%		
Bank of Hawaii Corp.	945,000	48,015,450
East West Bancorp, Inc.	2,031,700	52,153,739
		100,169,189
BROKERAGE & MONEY MANAGEMENT - 4.3%		
Affiliated Managers Group, Inc.*	358,000	54,978,060
LPL Financial Holdings, Inc.	1,159,000	37,366,160
		92,344,220
BUILDING PRODUCTS - 2.1%		
Valspar Corp.	722,000	44,944,500
CELLULAR COMMUNICATIONS - 3.0%		
SBA Communications Corp. Class A*	896,000	64,529,920
CHEMICALS-SPECIALTY - 1.4%		
FMC Corp.	191,900	10,944,057
RPM International, Inc.	637,900	20,144,882
		31,088,939
CONSUMER SERVICES - 2.1%		
Rollins, Inc.	1,858,357	45,622,664
DISTRIBUTION & WHOLESALE - 2.4%		
Watsco, Inc.	404,000	34,008,720
World Fuel Services Corp.	457,600	18,175,872
		52,184,592
ELECTRONIC EQUIPMENT MANUFACTURING - 2.5%		
AMETEK, Inc.	1,255,000	54,416,800

	Shares	Value
ENERGY - 7.3%		
Continental Resources, Inc.*	477,000	$ 41,465,610
Core Laboratories NV (Netherlands)	273,165	37,674,917
FMC Technologies, Inc.*	642,945	34,969,779
Noble Energy, Inc.	382,950	44,291,997
		158,402,303
ENVIRONMENTAL FACILITIES & SERVICES - 1.7%		
Stericycle, Inc.*	351,100	37,279,798
FLOORING & CARPETS - 2.2%		
Mohawk Industries, Inc.*	425,600	48,143,872
FURNITURE & FIXTURES - 1.7%		
Herman Miller, Inc.	1,373,325	37,999,903
HEALTH CARE INFORMATION SERVICES - 2.2%		
Cerner Corp.*	500,000	47,375,000
HEALTH CARE PRODUCTS - 3.5%		
DENTSPLY International, Inc.	1,062,000	45,050,040
Edwards Lifesciences Corp.*	379,000	31,138,640
		76,188,680
HEALTH CARE TECHNOLOGY - 3.6%		
IDEXX Laboratories, Inc.*	360,000	33,260,400
Life Technologies Corp.*	350,000	22,620,500
PerkinElmer, Inc.	632,500	21,277,300
		77,158,200
INDUSTRIAL - 2.5%		
Woodward, Inc	883,900	35,143,864
Xylem, Inc.	696,000	19,181,760
		54,325,624
INDUSTRIAL CONGLOMERATES - 2.0%		
Pall Corp.	626,000	42,799,620

See accompanying notes to Schedule of Investments.

12

Meridian Growth Fund
Schedule of Investments (continued)
March 31, 2013 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL SERVICES - 1.1%		
Ritchie Bros. Auctioneers, Inc. (Canada)	1,054,705	$ 22,887,098
INSURANCE BROKERS - 3.3%		
Brown & Brown, Inc.	2,230,000	71,449,200
LEISURE & AMUSEMENT - 1.4%		
Royal Caribbean Cruises, Ltd.	925,050	30,730,161
PHARMACEUTICALS - 1.5%		
Perrigo Co.	279,600	33,196,908
REAL ESTATE MANAGEMENT & SERVICES - 2.2%		
Jones Lang LaSalle, Inc.	479,000	47,617,390
RESTAURANTS - 0.9%		
Cracker Barrel Old Country Store, Inc.	253,400	20,487,390
RETAIL - 13.8%		
AutoZone, Inc.*	89,500	35,510,915
Bed Bath & Beyond, Inc.*	590,000	38,007,800
Coach, Inc.	431,000	21,545,690
Dollar Tree, Inc.*	450,000	21,793,500
DSW, Inc. Class A	481,000	30,687,800
Mattel, Inc.	1,224,205	53,607,937
PetSmart, Inc.	794,415	49,333,172
Sally Beauty Holdings, Inc.*	902,300	26,509,574
Tumi Holdings, Inc.*	1,059,900	22,194,306
		299,190,694
TECHNOLOGY - 6.9%		
Autodesk, Inc.*	590,300	24,343,972
Avago Technologies, Ltd. (Singapore)	697,800	25,064,976
Trimble Navigation, Ltd.*	2,156,000	64,593,760
Zebra Technologies Corp. Class A*	756,900	35,672,697
		149,675,405
TECH-SOFTWARE - 7.3%		
ANSYS, Inc.*	337,800	$ 27,503,676
Citrix Systems, Inc.*	430,200	31,043,232
MICROS Systems, Inc.*	378,800	17,239,188
Solera Holdings, Inc.	617,600	36,024,608
Teradata Corp.*	590,300	34,538,453
TIBCO Software, Inc.*	544,100	11,001,702
		157,350,859
TRANSPORTATION - 1.5%		
Kirby Corp.*	425,000	32,640,000
TRUCKING - 1.9%		
J.B. Hunt Transport Services, Inc.	538,800	40,129,824
TOTAL COMMON STOCKS - 94.1% (Cost $1,522,547,022)		2,040,158,673
U.S. GOVERNMENT OBLIGATIONS - 2.3%		
U.S. Treasury Bill @ .079%** due 05/09/13 (Face Value $40,000,000)		39,996,469
U.S. Treasury Bill @ .066%** due 06/20/13 (Face Value $10,000,000)		9,998,670
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $49,994,970)		49,995,139
TOTAL INVESTMENTS - 96.4% (Cost $1,572,541,992)		2,090,153,812
CASH AND OTHER ASSETS, LESS LIABILITIES - 3.6%		77,757,414
NET ASSETS - 100.0%		$2,167,911,226

* Non-income producing securities
** Annualized yield at date of purchase

See accompanying notes to Schedule of Investments.

13

Meridian Value Fund
Schedule of Investments
March 31, 2013 (Unaudited)

	Shares	Value
COMMON STOCKS - 93.0%		
AEROSPACE & DEFENSE - 2.1%		
FLIR Systems, Inc.	143,200	$ 3,724,632
Orbital Sciences Corp.*	694,400	11,589,536
		15,314,168
AGRICULTURE - 1.9%		
Monsanto Co.	126,700	13,383,321
AIR FREIGHT & LOGISTICS - 1.0%		
UTi Worldwide, Inc.	494,000	7,153,120
APPAREL - 2.9%		
Gildan Activewear, Inc. (Canada)	315,300	12,583,623
Maidenform Brands, Inc.*	407,500	7,143,475
Wolverine World Wide, Inc.	23,000	1,020,510
		20,747,608
AUTOMOTIVE WHOLESALE SERVICES - 2.8%		
LKQ Corp.*	914,000	19,888,640
BANKING-COMMERCIAL - 1.7%		
Associated Banc-Corp.	783,600	11,902,884
BASIC MATERIALS - 1.7%		
Compass Minerals International, Inc.	150,000	11,835,000
CHEMICALS-SPECIALTY - 1.0%		
Innophos Holdings, Inc.	136,700	7,458,352
CONSULTING SERVICES - 2.3%		
Huron Consulting Group, Inc.*	415,700	16,761,024
CONSUMER PRODUCTS - 0.9%		
Scotts Miracle-Gro Co. (The) Class A	155,500	6,723,820

	Shares	Value
DIVERSIFIED FINANCIAL SERVICES - 5.1%		
Broadridge Financial Solutions, Inc.	910,400	$ 22,614,336
Equifax, Inc.	242,700	13,977,093
		36,591,429
DIVERSIFIED OPERATIONS - 1.7%		
Koninklijke Philips Electronics N.V. (Netherlands)	413,000	12,204,150
ENERGY - 3.9%		
Energen Corp.	154,100	8,014,741
EOG Resources, Inc.	110,000	14,087,700
Ultra Petroleum Corp.*	303,700	6,104,370
		28,206,811
FOOD - 3.2%		
Flowers Foods, Inc.	498,700	16,427,178
Lancaster Colony Corp.	85,900	6,614,300
		23,041,478
HEALTH CARE PRODUCTS - 3.0%		
Haemonetics Corp.*	390,500	16,268,230
Masimo Corp.	264,600	5,191,452
		21,459,682
HEALTH CARE SERVICES - 1.9%		
Humana, Inc.	55,000	3,801,050
ICON Plc ADR* (Ireland)	308,000	9,945,320
		13,746,370
HOME IMPROVEMENT RETAIL - 1.5%		
Sherwin-Williams Co. (The)	62,000	10,471,180
HOUSEHOLD APPLIANCES - 1.7%		
Stanley Black & Decker, Inc.	149,790	12,128,496
INDUSTRIAL - 6.7%		
Aecon Group, Inc. (Canada)	474,600	6,092,223

See accompanying notes to Schedule of Investments.

14

Meridian Value Fund
Schedule of Investments (continued)
March 31, 2013 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL (continued)		
Flowserve Corp.	106,800	$ 17,911,428
Lennox International, Inc.	212,900	13,517,021
Xylem, Inc.	381,600	10,516,896
		48,037,568
INDUSTRIAL CONGLOMERATES - 1.3%		
Air Products & Chemicals, Inc.	107,000	9,321,840
INDUSTRIAL SERVICES - 2.5%		
Ritchie Bros. Auctioneers, Inc. (Canada)	518,200	11,244,940
W.W. Grainger, Inc.	31,000	6,974,380
		18,219,320
INSURANCE - 2.1%		
Arthur J Gallagher & Co. (Canada)	368,800	15,235,128
LEISURE & AMUSEMENT - 3.9%		
Bally Technologies, Inc.*	276,000	14,343,720
Polaris Industries, Inc.	149,000	13,781,010
		28,124,730
METALS - 1.8%		
Newmont Mining Corp.	304,000	12,734,560
OFFICE SERVICES & SUPPLIES - 2.0%		
Steelcase, Inc. Class A	982,000	14,464,860
PACKAGING - 1.1%		
Aptargroup, Inc.	143,100	8,206,785
PHARMACEUTICALS - 1.4%		
BioMarin Pharmaceutical, Inc.*	40,700	2,533,982
Hospira, Inc.*	237,400	7,793,842
		10,327,824
RAILROADS - 3.2%		
GATX Corp.	187,400	9,739,178
Union Pacific Corp.	93,800	13,358,058
		23,097,236

	Shares	Value
REAL ESTATE - 2.0%		
Alexander & Baldwin, Inc.*	411,200	$ 14,700,400
RESTAURANTS - 1.2%		
Denny's Corp.*	1,508,600	8,704,622
RETAIL - 3.2%		
Aeropostale, Inc.*	620,100	8,433,360
Mattel, Inc.	331,800	14,529,522
		22,962,882
SEMICONDUCTORS - 3.6%		
Linear Technology Corp.	316,200	12,132,594
Power Integrations, Inc.	311,800	13,535,238
		25,667,832
STORAGE - 1.7%		
Mobile Mini, Inc.*	409,400	12,048,642
TECHNOLOGY - 9.1%		
Autodesk, Inc.*	85,600	3,530,144
Brocade Communications Systems, Inc.*	2,151,300	12,413,001
Corning, Inc.	543,000	7,238,190
Cree, Inc.*	107,000	5,853,970
eBay, Inc.*	191,000	10,356,020
Verint Systems, Inc.*	422,600	15,446,030
Zebra Technologies Corp. Class A*	219,300	10,335,609
		65,172,964
TECH-SOFTWARE - 1.5%		
Citrix Systems, Inc.*	147,000	10,607,520
TRANSPORTATION - 1.7%		
Matson, Inc.	488,100	12,007,260
UTILITIES - 2.7%		
Hawaiian Electric Industries, Inc.	699,375	19,379,681

See accompanying notes to Schedule of Investments.

15

Meridian Value Fund

Schedule of Investments (continued)

March 31, 2013 (Unaudited)

Value

COMMON STOCKS (continued)

TOTAL COMMON STOCKS—93.0%

(Cost $497,676,307) $ 668,039,187

U.S. GOVERNMENT OBLIGATIONS—2.1%

U.S. Treasury Bill @ .066%**

due 06/20/13

(Face Value $15,000,000) 14,998,005

TOTAL U.S. GOVERNMENT

OBLIGATIONS

(Cost $14,997,752) 14,998,005

TOTAL INVESTMENTS—95.1%

(Cost $512,674,059) 683,037,192

CASH AND OTHER ASSETS, LESS

LIABILITIES—4.9% 35,342,252

NET ASSETS—100.0% $ 718,379,444

ADR—American Depositary Receipt

*	Non-income producing securities

** Annualized yield at date of purchase

See accompanying notes to Schedule of Investments.

Meridian Fund, Inc.

Notes to Schedules of Investments

March 31, 2013 (Unaudited)

1.	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management

Company, Inc. under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value.

2.	Fair Value Measurements: As described in Note 1 above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date

(an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices

(unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and

Level 3—significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The summary of inputs used to value the Funds’

securities as of March 31, 2013 is as follows:

Meridian Meridian Meridian

Valuation Inputs Equity Income Fund Growth Fund Value Fund

Level 1—Quoted Prices* $ 27,781,899 $ 2,040,158,673 $ 668,039,187

Level 2—Other Significant Observable Inputs** — 49,995,139 14,998,005

Level 3—Significant Unobservable Inputs —— —

Total Market Value of Investments $ 27,781,899 $ 2,090,153,812 $ 683,037,192

* Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments.

** Level 2 investments are limited to U.S. Treasury Securities.

Meridian Fund, Inc.

Notes to Schedules of Investments (continued)

March 31, 2013 (Unaudited)

During the period ended March 31, 2013 there were no transfers between levels.

3. Federal Income Tax Information: The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, were as follows:

Aggregate Aggregate

Gross Gross

Unrealized Unrealized Net Unrealized

Aggregate Cost Appreciation Depreciation Appreciation

Meridian Equity Income Fund $ 22,844,515 $ 5,167,824 $(230,440) $ 4,937,384

Meridian Growth Fund 1,572,541,992 528,940,366 (11,328,546) 517,611,820

Meridian Value Fund 512,674,059 183,817,231 (13,454,098) 170,363,133

18

[THIS PAGE INTENTIONALLY LEFT BLANK]

MERIDIAN FUND, INC.

This report is submitted for

the information of shareholders of

Meridian Fund, Inc. It is not

authorized for distribution to

prospective investors unless

preceded or accompanied by an

effective prospectus. MERIDIAN EQUITY INCOME FUND®

MERIDIAN GROWTH FUND®

Officers and Directors MERIDIAN VALUE FUND®

JOHN EMRICH THIRD QUARTER REPORT

MICHAEL S. ERICKSON

JAMES B. GLAVIN

RONALD ROTTER

MICHAEL STOLPER

Directors

GREGG B. KEELING

Acting President

Chief Financial Officer

Treasurer, Secretary and

Chief Compliance Officer

Custodian

THE BANK OF NEW YORK MELLON

New York, New York

Transfer Agent and Disbursing Agent 60 E. Sir Francis Drake Blvd.

BNY MELLON INVESTMENT SERVICING (US) INC. Wood Island, Suite 306

King of Prussia, Pennsylvania Larkspur, CA 94939

(800) 446-6662

www.meridianfund.com

Counsel

GOODWIN PROCTER LLP Telephone (800) 446-6662

Washington, D.C.

Independent Registered Public

Accounting Firm

PRICEWATERHOUSECOOPERS LLP March 31, 2013

San Francisco, California

Top Ten Holdings

3/31/2013

Meridian Equity Income Fund

Holding		Market Value	Pct. of Portfolio
Flowers Foods, Inc.	$	839,970	3.0%
Leggett & Platt, Inc.		771,029	2.7
Walgreen Co.		734,272	2.6
RPM International, Inc.		694,760	2.5
BlackRock, Inc.		693,576	2.5
Kimberly-Clark Corp.		690,759	2.4
Eaton Corp. Plc (Ireland)		657,825	2.3
Johnson & Johnson		642,864	2.3
Baxter International, Inc.		624,704	2.2
Innophos Holdings, Inc.		621,984	2.2

Total Net Assets	$	28,200,102

Meridian Growth Fund

Holding		Market Value	Pct. of Portfolio
Brown & Brown, Inc.	$	71,449,200	3.3%
Trimble Navigation, Ltd.		64,593,760	3.0
SBA Communications Corp. Class A		64,529,920	3.0
Affiliated Managers Group, Inc.		54,978,060	2.5
AMETEK, Inc.		54,416,800	2.5
Mattel, Inc.		53,607,937	2.5
East West Bancorp, Inc.		52,153,739	2.4
PetSmart, Inc.		49,333,172	2.3
Mohawk Industries, Inc.		48,143,872	2.2
Bank of Hawaii Corp.		48,015,450	2.2

Total Net Assets	$	2,167,911,226

Meridian Value Fund

Holding		Market Value	Pct. of Portfolio
Broadridge Financial Solutions, Inc.	$	22,614,336	3.1%
LKQ Corp.		19,888,640	2.8
Hawaiian Electric Industries, Inc.		19,379,681	2.7
Flowserve Corp.		17,911,428	2.5
Huron Consulting Group, Inc.		16,761,024	2.3
Flowers Foods, Inc.		16,427,178	2.3
Haemonetics Corp.		16,268,230	2.3
Verint Systems, Inc.		15,446,030	2.2
Arthur J Gallagher & Co. (Canada)		15,235,128	2.1
Alexander & Baldwin, Inc.		14,700,400	2.0

Total Net Assets	$	718,379,444

Top Ten Sectors

3/31/2013

Meridian Equity Income Fund

Sector		Market Value	Pct. Assets
Chemicals - Specialty	$	1,316,744	4.7%
Retail		1,057,356	3.7
REITs - Specialized		1,045,738	3.7
Restaurants		1,038,810	3.7
Semiconductors		1,001,731	3.6
Software & Services		990,659	3.5
Energy		980,414	3.5
Food		839,970	3.0
Household - Home Furnishings		771,029	2.7
Retail - Drug Store		734,272	2.6

Total Net Assets	$	28,200,102

Meridian Growth Fund

Sector		Market Value	Pct. Assets
Retail	$	299,190,694	13.8%
Energy		158,402,303	7.3
Tech - Software		157,350,859	7.3
Technology		149,675,405	6.9
Banking - Commercial		100,169,189	4.6
Brokerage & Money Management		92,344,220	4.3
Health Care Technology		77,158,200	3.6
Health Care Products		76,188,680	3.5
Insurance Brokers		71,449,200	3.3
Cellular Communications		64,529,920	3.0

Total Net Assets	$	2,167,911,226

Meridian Value Fund

Sector		Market Value	Pct. Assets
Technology	$	65,172,964	9.1%
Industrial		48,037,568	6.7
Diversified Financial Services		36,591,429	5.1
Energy		28,206,811	3.9
Leisure & Amusement		28,124,730	3.9
Semiconductors		25,667,832	3.6
Railroads		23,097,236	3.2
Food		23,041,478	3.2
Retail		22,962,882	3.2
Health Care Products		21,459,682	3.0

Total Net Assets	$	718,379,444

MERIDIAN FUND, INC.

Meridian Equity Income Fund

Performance Update                                                 3/31/2013

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
12/31/2010	9.88	0.21	25.70
12/31/2011	10.22	0.21	32.78
12/31/2012	10.82	0.28	44.19
3/31/2013	12.15	0.00	61.92

For the period ending		Average Annual
31-Mar-13	Total Return	Compound Rate of Return

One Year	13.40%	13.40%
Three Years	40.64%	12.04%
Five Years	35.17%	6.21%
Since Inception (01/31/05)	61.92%	6.08%

Breakdowns -
Common Stock Cost	$22,844,515
Common Stock %	98.5%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	1.5%

Portfolio @ 3/31/2013

AEROSPACE & DEFENSE - 2.0%
Lockheed Martin Corp.

AIR FREIGHT & LOGISTICS - 2.1%
United Parcel Service, Inc. Class B

ASSET MANAGEMENT & CUSTODY BANKS - 2.5%
BlackRock, Inc.

BANKING - COMMERCIAL - 2.0%
Bank of Hawaii Corp.

BANKING - REGIONAL BANKS - 2.0%
Cullen/Frost Bankers, Inc.

BASIC MATERIALS - 2.0%
Compass Minerals International, Inc.

BREWERS - 2.1%
Molson Coors Brewing Co. Class B

CHEMICALS - DIVERSIFIED - 1.7%
EI du Pont de Nemours & Co.

CHEMICALS - SPECIALTY - 4.7%
Innophos Holdings, Inc.
RPM International, Inc.

CONSUMER PRODUCTS - 1.9%
Scotts Miracle-Gro Co. (The) Class A

CONSUMER PRODUCTS - HOUSEHOLD - 2.5%
Kimberly-Clark Corp.

DATA PROCESSING & OUTSOURCED SERVICES - 2.0%
Paychex, Inc.

DISTRIBUTION & WHOLESALE - 2.2%
Genuine Parts Co.

DIVERSIFIED FINANCIAL SERVICES - 1.8%
Broadridge Financial Solutions, Inc.

DIVERSIFIED OPERATIONS - 1.8%
Koninklijke Philips Electronics N.V. (Netherlands)

ELECTRICAL COMPONENTS & EQUIPMENT - 2.1%
Emerson Electric Co.

ELECTRONIC EQUIPMENT MANUFACTURING - 2.0%
Molex, Inc.

ENERGY - 3.5%
Chevron Corp.
Enbridge Energy Partners LP

FOOD - 3.0%
Flowers Foods, Inc.

FOOD DISTRIBUTORS - 2.1%
SYSCO Corp.

HEALTH CARE PRODUCTS - 2.2%
Baxter International, Inc.

HOUSEHOLD - HOME FURNISHINGS - 2.7%
Leggett & Platt, Inc.

INDUSTRIAL CONGLOMERATES - 1.9%
Air Products & Chemicals, Inc.

INDUSTRIAL MACHINERY - 2.3%
Eaton Corp. Plc (Ireland)

INSURANCE BROKERS - 1.6%
Marsh & McLennan Cos., Inc.

MEDIA - 2.0%
Meredith Corp.

METALS - 1.6%
Newmont Mining Corp.

OIL & GAS - STORAGE & TRANSPORTATION - 1.8%
Spectra Energy Corp.

PACKAGING - 1.9%
Greif, Inc. Class A

PHARMACEUTICALS - 2.3%
Johnson & Johnson

RAILROADS - 1.9%
Norfolk Southern Corp.

REITS - HOTEL & LODGING - 1.6%
Chatham Lodging Trust REIT

REITS - SPECIALIZED - 3.7%
Campus Crest Communities, Inc. REIT
Digital Realty Trust, Inc. REIT

RESTAURANTS - 3.7%
Einstein Noah Restaurant Group, Inc.
McDonald’s Corp.

RETAIL - 3.7%
Hasbro, Inc.
Cato Corp. (The) Class A

RETAIL - DRUG STORE - 2.6%
Walgreen Co.

SEMICONDUCTORS - 3.6%
Intel Corp.
Linear Technology Corp.

SOFT DRINKS - 2.0%
Dr Pepper Snapple Group, Inc.

SOFTWARE & SERVICES - 3.5%
CA, Inc.
Microsoft Corp.

TELECOMMUNICATION SERVICES - INTEGRATED - 2.0%
AT&T, Inc.

TOBACCO - 1.9%
Reynolds American, Inc.

UTILITIES - 2.0%
Hawaiian Electric Industries, Inc.

MERIDIAN FUND, INC.

Meridian Growth Fund

Performance Update                                                 3/31/2013

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
12/31/2010	44.59	0.07	2365.98
12/31/2011	41.63	3.34	2392.28
12/31/2012	39.78	7.03	2698.13
3/31/2013	43.81	0.00	2981.60

For the period ending 31-Mar-13	Total Return	Average Annual Compound Rate of Return

One Year	9.59%	9.59%
Three Years	54.57%	15.62%
Five Years	75.04%	11.85%
Ten Years	229.40%	12.66%
Since Inception (8/1/84)	2981.60%	12.70%

Breakdowns -
Common Stock Cost	$1,522,547,022
Common Stock %	94.1%
US Treasury Bills	2.3%
Cash and Other Assets Less Liabilities	3.6%

Portfolio @ 3/31/2013

AIR FREIGHT & LOGISTICS - 1.2%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES - 2.0%
LKQ Corp.*

BANKING - COMMERCIAL - 4.6%
Bank of Hawaii Corp.
East West Bancorp, Inc.

BROKERAGE & MONEY MANAGEMENT - 4.3%
Affiliated Managers Group, Inc.*
LPL Financial Holdings, Inc.

BUILDING PRODUCTS - 2.1%
Valspar Corp.

CELLULAR COMMUNICATIONS - 3.0%
SBA Communications Corp. Class A*

CHEMICALS - SPECIALTY - 1.4%
FMC Corp.
RPM International, Inc.

CONSUMER SERVICES - 2.1%
Rollins, Inc.

DISTRIBUTION & WHOLESALE - 2.4%
Watsco, Inc.
World Fuel Services Corp.

ELECTRONIC EQUIPMENT MANUFACTURING - 2.5%
AMETEK, Inc.

ENERGY - 7.3%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

ENVIRONMENTAL FACILITIES & SERVICES - 1.7%
Stericycle, Inc.*

FLOORING & CARPETS - 2.2%
Mohawk Industries, Inc.*

FURNITURE & FIXTURES - 1.7%
Herman Miller, Inc.

HEALTH CARE INFORMATION SERVICES - 2.2%
Cerner Corp.*

HEALTH CARE PRODUCTS - 3.5%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTH CARE TECHNOLOGY - 3.6%
IDEXX Laboratories, Inc.*
Life Technologies Corp.*
PerkinElmer, Inc.

INDUSTRIAL - 2.5%
Woodward, Inc.
Xylem, Inc.

INDUSTRIAL CONGLOMERATES - 2.0%
Pall Corp.

INDUSTRIAL SERVICES - 1.1%
Ritchie Bros. Auctioneers, Inc. (Canada)

INSURANCE BROKERS - 3.3%
Brown & Brown, Inc.

LEISURE & AMUSEMENT - 1.4%
Royal Caribbean Cruises, Ltd.

PHARMACEUTICALS - 1.5%
Perrigo Co.

REAL ESTATE MANAGEMENT & SERVICES - 2.2%
Jones Lang LaSalle, Inc.

RESTAURANTS - 0.9%
Cracker Barrel Old Country Store, Inc.

RETAIL - 13.8%
AutoZone, Inc.*
Bed Bath & Beyond, Inc.*
Coach, Inc.
Dollar Tree, Inc.*
DSW, Inc. Class A
Mattel, Inc.
PetSmart, Inc.
Sally Beauty Holdings, Inc.*
Tumi Holdings, Inc.*

TECHNOLOGY - 6.9%
Autodesk, Inc.*
Avago Technologies, Ltd. (Singapore)
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH - SOFTWARE - 7.3%
ANSYS, Inc.*
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Solera Holdings, Inc.
Teradata Corp.*
TIBCO Software, Inc.*

TRANSPORTATION - 1.5%
Kirby Corp.*

TRUCKING - 1.9%
J.B. Hunt Transport Services, Inc.

*	Non-income producing securities

MERIDIAN FUND, INC.

Meridian Value Fund

Performance Update                                                 3/31/2013

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80	) %
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
12/31/2010	28.90	0.08	732.27
12/31/2011	28.08	0.13	712.39
12/31/2012	32.86	0.11	853.92
3/31/2013	36.51	0.00	959.87

For the period ending		Average Annual
31-Mar-13	Total Return	Compound Rate of Return

One Year	17.34%	17.34%
Three Years	41.94%	12.38%
Five Years	35.65%	6.29%
Ten Years	158.04%	9.94%
Since Inception (2/94)	959.87%	13.13%

Breakdowns -
Common Stock Cost	$497,676,307
Common Stock %	93.0%
U.S. Treasury Bills	2.1%
Cash and Other Assets Less Liabilities	4.9%

Portfolio @ 3/31/2013

AEROSPACE & DEFENSE - 2.1%
FLIR Systems, Inc.
Orbital Sciences Corp.*

AGRICULTURE - 1.9%
Monsanto Co.

AIR FREIGHT & LOGISTICS - 1.0%
UTi Worldwide, Inc.

APPAREL - 2.9%
Gildan Activewear, Inc. (Canada)
Maidenform Brands, Inc.*
Wolverine World Wide, Inc.

AUTOMOTIVE WHOLESALE SERVICES - 2.8%
LKQ Corp.*

BANKING - COMMERCIAL - 1.7%
Associated Banc-Corp.

BASIC MATERIALS - 1.7%
Compass Minerals International, Inc.

CHEMICALS - SPECIALTY - 1.0%
Innophos Holdings, Inc.

CONSULTING SERVICES - 2.3%
Huron Consulting Group, Inc.*

CONSUMER PRODUCTS - 0.9%
Scotts Miracle-Gro Co. (The) Class A

DIVERSIFIED FINANCIAL SERVICES - 5.1%
Broadridge Financial Solutions, Inc.
Equifax, Inc.

DIVERSIFIED OPERATIONS - 1.7%
Koninklijke Philips Electronics N.V. (Netherlands)

ENERGY - 3.9%
Energen Corp.
EOG Resources, Inc.
Ultra Petroleum Corp.*

FOOD - 3.2%
Flowers Foods, Inc.
Lancaster Colony Corp.

HEALTH CARE PRODUCTS - 3.0%
Haemonetics Corp.*
Masimo Corp.

HEALTH CARE SERVICES - 1.9%
Humana, Inc.
ICON Plc ADR* (Ireland)

HOME IMPROVEMENT RETAIL - 1.5%
Sherwin-Williams Co. (The)

HOUSEHOLD APPLIANCES - 1.7%
Stanley Black & Decker, Inc.

INDUSTRIAL - 6.7%
Aecon Group, Inc. (Canada)
Flowserve Corp.
Lennox International, Inc.
Xylem, Inc.

INDUSTRIAL CONGLOMERATES - 1.3%
Air Products & Chemicals, Inc.

INDUSTRIAL SERVICES - 2.5%
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.

INSURANCE - 2.1%
Arthur J Gallagher & Co. (Canada)

LEISURE & AMUSEMENT - 3.9%
Bally Technologies, Inc.*
Polaris Industries, Inc.

METALS - 1.8%
Newmont Mining Corp.

OFFICE SERVICES & SUPPLIES - 2.0%
Steelcase, Inc. Class A

PACKAGING - 1.1%
Aptargroup, Inc.

PHARMACEUTICALS - 1.4%
BioMarin Pharmaceutical, Inc.*
Hospira, Inc.*

RAILROADS - 3.2%
GATX Corp.
Union Pacific Corp.

REAL ESTATE - 2.0%
Alexander & Baldwin, Inc.*

RESTAURANTS - 1.2%
Denny’s Corp.*

RETAIL - 3.2%
Aeropostale, Inc.*
Mattel, Inc.

SEMICONDUCTORS - 3.6%
Linear Technology Corp.
Power Integrations, Inc.

STORAGE - 1.7%
Mobile Mini, Inc.*

TECHNOLOGY - 9.1%
Autodesk, Inc.*
Brocade Communications Systems, Inc.*
Corning, Inc.
Cree, Inc.*
eBay, Inc.*
Verint Systems, Inc.*
Zebra Technologies Corp. Class A*

TECH - SOFTWARE - 1.5%
Citrix Systems, Inc.*

TRANSPORTATION - 1.7%
Matson, Inc.

UTILITIES - 2.7%
Hawaiian Electric Industries, Inc.

*	Non-income producing securities